Registration No.  333-64117
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 5 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 297

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on January 4, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


            Baird Economic Outlook Growth Trust, Series 1999

The Trust. FT 297 is a unit investment trust consisting of a fixed, diversified portfolio containing common stocks issued by companies which are considered to have the potential for capital appreciation (the "Equity Securities").

The objective of the Trust is to provide for capital appreciation by investing the Trust's portfolio in the Equity Securities. See "Schedule of Investments." The Trust has a mandatory termination date (the "Mandatory Termination Date" or "Trust Ending Date") of approximately two years from the date of this Prospectus as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved.

Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited therein. The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Such deposits of additional Equity Securities or cash will be done in such a manner that the original proportionate relationship among the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?"


Public Offering Price. The Public Offering Price per Unit of the Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.25% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.325 per Unit, divided by the number of Units of the Trust outstanding. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing on March 19, 1999, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through July 20, 1999 (the "First Year Deferred Period"), a deferred sales charge of $.037 per Unit per month will also be assessed. In addition, Unit holders of record on February 21, 2000 will also be assessed a deferred sales charge of $0.02 per Unit per month commencing March 20, 2000, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through September 20, 2000 (the "Second Year Deferred Period"). Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. Unit holders who elect to roll the proceeds of their Units into a new Series of the Trust during the Interim Special Redemption Period (as described under "Special Redemption, Liquidation and Investment in a New Trust") or Unit holders who sell or redeem their Units on or before February 21, 2000 will not be assessed the deferred sales charge for the Second Year Deferred Period; however, Units sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the First


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   Robert W. Baird & Co. Incorporated


             The date of this Prospectus is January 4, 1999


Page 1


Year Deferred Period has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. In addition, Units held subsequent to February 21, 2000 which are sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Second Year Deferred Period has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. The deferred sales charge assessed during both the First Year Deferred Period and the Second Year Deferred Period will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.25% of the Public Offering Price (equivalent to 4.293% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account of the Trust is included in the Public Offering Price. In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The organizational and offering costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. The minimum amount which an investor may purchase in the Trust is $1,000 ($250 for Individual Retirement Accounts). Unit holders of the Baird Economic Outlook Growth Trust, Series 1998 who elected to become Rollover Unit holders into Baird Economic Outlook Growth Trust, Series 1999 are entitled to purchase Units of the Trust subject only to the maximum remaining deferred sales charge as set forth above. Only whole Units may be purchased. The sales charge imposed on Trust Units is reduced on a graduated scale for sales involving at least 5,000 Units. See "Public Offering-How is the Public Offering Price Determined?"


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.


Dividend and Capital Distributions. Cash dividends received by the Trust will be paid on each December 31 to Unit holders of record on each December 15 and again as part of the interim liquidation distribution in the case of "Interim Rollover Unit Holders" or the final liquidation distribution in the case of "Final Rollover Unit Holders" and others. Distributions of funds in the Capital Account will be made to "Interim Rollover Unit Holders" as part of the interim liquidation distribution and to "Final Rollover Unit Holders" and others as part of the final liquidation distribution, and in certain circumstances, may be made earlier. Any distribution of income and/or capital will be net of the expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each remaining Unit holder his or her pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" Unit holders who elect to become Rollover Unit Holders will not receive the interim or final liquidation distribution, but will receive units in a new series of the Baird Economic Outlook Growth Trust, if one is being offered. See "Special Redemption, Liquidation and Investment in a New Trust." Any Unit holder may elect to have each distribution of income or capital on his or her Units, other than the final liquidating distribution, automatically reinvested in additional Units of the Trust subject only to remaining deferred sales charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?"



Secondary Market for Units. While under no obligation to do so, the Sponsor intends to, and the Underwriter may, maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of the over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through the Trustee at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of the over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust.

Page 2

A Unit holder tendering 1,000 Units or more of the Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. See "Rights of Unit Holders-How May Units be Redeemed?" Unit holders who elect to roll the proceeds of their Units into a new Series of the Trust during the Interim Special Redemption Period (as described under "Special Redemption, Liquidation and Investment in a New Trust") or Unit holders who sell or redeem their Units on or before February 21, 2000 will not be assessed the deferred sales charge for the Second Year Deferred Period; however, Units sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the First Year Deferred Period has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. In addition, Units held subsequent to February 21, 2000 which are sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Second Year Deferred Period has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. See "Rights of Unit Holders-How May Units be Redeemed?"


Special Redemption, Liquidation and Investment in a New Trust. The Sponsor currently intends to create a new Series of the Baird Economic Outlook Growth Trust approximately one year after the Initial Date of Deposit of the Trust (the "2000 Trust") and also in conjunction with the termination of the Trust (approximately two years after the Initial Date of Deposit) (the "2001 Trust") (collectively, the "New Trusts"). Unit holders will have the option to roll the proceeds of their Units into a New Trust after either one year (the "Interim Rollover") or after two years (the "Final Rollover"). To elect a Rollover option, Unit holders must specify by the appropriate Rollover Notification Date stated in "Summary of Essential Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as distribution agent ("Distribution Agent"), during the corresponding Special Redemption and Liquidation Period. Unit holders electing to participate in either the Interim Rollover ("Interim Rollover Unit Holders") or the Final Rollover ("Final Rollover Unit Holders") are collectively referred to herein as "Rollover Unit Holders." The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Equity Securities. The proceeds of the redemption will then be invested in Units of a New Trust, if offered, at a reduced sales charge (anticipated to be identical to the deferred sales charge component of the Trust). The Sponsor may, however, stop offering units of a New Trust at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unit Holders in a New Trust will be distributed shortly after the applicable Special Redemption and Liquidation Period. However, the Sponsor anticipates that sufficient Units will be available, although monies in the Trust may not be fully invested until the next business day. The portfolio of the New Trusts will contain common stocks of companies satisfying the criteria established above for the Trust. Rollover Unit Holders will receive pro rata amount of dividends in the Income Account of the Trust which will be included in the reinvestment into Units of a New Trust. The exchange option described above is subject to modification, termination or suspension.

Termination. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee shall provide written notice of any termination of the Trust to Unit holders which will specify when Unit holders may surrender their certificates for cancellation and will include a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 1,000 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of the Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing the "Final Rollover" option or a distribution of shares of the Equity Securities will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, volatile interest rates or an economic recession. Volatility in the market price of the Equity Securities in the Trust also changes the value of the Units of the Trust. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trust is not actively managed and Equity Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. See "What are the Equity Securities Selected for the Baird Economic Outlook Growth Trust, Series 1999?-Risk Factors."

Page 3
                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                 of the Equity Securities-January 4, 1999


             Underwriter:  Robert W. Baird & Co. Incorporated
                 Sponsor:  Nike Securities L.P.
                 Trustee:  The Chase Manhattan Bank
               Evaluator:  First Trust Advisors L.P.

General Information

Initial Number of Units(1)                                                                                      15,000
Fractional Undivided Interest in the Trust per Unit(1)                                                        1/15,000
Public Offering Price:
  Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                                   $148,500
  Aggregate Offering Price Evaluation of Equity Securities per Unit                                           $  9.900
  Maximum Sales Charge of 4.25% of the Public Offering Price per Unit
  (4.293% of the net amount invested, exclusive of the deferred sales charge) (3)                             $   .425
  Less Deferred Sales Charge per Unit                                                                         $  (.325)
  Public Offering Price per Unit (3)                                                                          $ 10.000
Sponsor's Initial Repurchase Price per Unit (4)                                                               $  9.715
Redemption Price per Unit (based on aggregate underlying value of Equity
     Securities less the deferred sales charge) (4)                                                           $  9.715

Cash CUSIP Number                                 30264S 593
Reinvestment CUSIP Number                         30264S 601
Security Code                                     56336
First Settlement Date                             January 7, 1999
Interim Rollover Notification Date                December 31, 1999
Interim Special Redemption and Liquidation Period Beginning on January 5, 2000 to February 7, 2000.
Final Rollover Notification Date                  December 31, 2000
Final Special Redemption and Liquidation Period   Beginning on December 26, 2000 to January 2, 2001.
Mandatory Termination Date                        January 2, 2001
Discretionary Liquidation Amount                  The Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                  Securities deposited in the Trust during the initial offering period.
Trustee's Annual Fee                              $.0096 per Unit outstanding.
Evaluator's Annual Fee                            $.0030 per Unit outstanding, payable to an affiliate of the Sponsor.
                                                  Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the
                                                  New York Stock Exchange on each day on which it is open.
Portfolio Supervisor's Annual Fee (5)             $.0035 per Unit outstanding, payable to an affiliate of the Sponsor.
Estimated Organizational and Offering Costs (6)   $.0140 per Unit.
Income Distribution Record Date                   Fifteenth day of each December, commencing December 15, 1999.
Income Distribution Date (7)                      Last day of each December, commencing December 31, 1999.

______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Securities are not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in the Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual Equity Securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period include estimated organizational and offering costs per Unit. After such date, the Sponsor's Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $0.0033 per Unit.

(6) Investors will bear all or a portion of the costs incurred in organizing the Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering expenses are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. See "Public Offering" and "Statement of Net Assets."

(7) During the Interim Special Redemption and Liquidation Period (for Interim Rollover Unit holders) or the Final Special Redemption and Liquidation Period (for Final Rollover Unit holders) or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any will be made in December of each year and as part of the final liquidation distribution.

Page 4
                                FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over at the Trust's termination into a New Trust subject only to the deferred sales charge.


                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________

Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
    (as a percentage of the Public Offering Price)                                              1.00%(a)       $ .100
Deferred Sales Charge during the First Year Deferred Period
    (as a percentage of the Public Offering Price)                                              1.85%(b)         .185
Deferred Sales Charge during the Second Year Deferred Period
    (as a percentage of the Public Offering Price)                                              1.40%(c)         .140
                                                                                                _______        _______
                                                                                                4.25%          $ .425
                                                                                                =======        =======
Maximum Sales Charge Imposed on Reinvested Dividends                                            1.40%(d)       $.140(d)

Organizational and Offering Costs
Estimated Organizational and Offering Costs
    (as a percentage of the Public Offering Price)                                              .140%(e)       $.0140(e)
                                                                                                =======        =======

Estimated Annual Trust Operating Expenses
  (as a percentage of average net assets)
Trustee's fee                                                                                   .098%          $.0096
Portfolio supervision, bookkeeping, administrative and evaluation fees                          .100%           .0098
Other operating expenses                                                                        .055%           .0054
                                                                                                _______        _______
  Total                                                                                         .253%          $.0248
                                                                                                =======        =======

                                                           Example
                                                           _______
                                                                               Cumulative Expenses Paid for Period:
                                                                          1 Year     3 Years      5 Years       10 Years
                                                                          _______    _________    __________    _________
An investor would pay the following expenses on a $1,000 investment, assuming the Baird Economic Outlook Growth Trust, Series 1999 has an
estimated operating expense ratio of .253% and a 5% annual return on the
investment throughout the periods                                         $ 32       $ 73         $ 116         $ 231

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example. Over time, investors who elect to participate as Interim Rollover Unit holders over consecutive years will pay higher expenses than those electing to participate as Final Rollover Unit holders due to the fact that the deferred sales charge assessed during the First Year Deferred Period exceeds the deferred sales charge assessed during the Second Year
Deferred Period.

_______________

(a) The initial sales charge is actually the difference between the maximum total sales charge of 4.25% and the maximum remaining deferred sales charge (initially $.325 per Unit) and would exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee during the First Year Deferred Period is $.037 per Unit per month, irrespective of purchase or redemption price deducted monthly commencing March 19, 1999 to July 20, 1999. If a Unit holder sells or redeems Units before all of these First Year Deferred Period deductions have been made, the balance of such deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price is less than $10.00 per Unit, the deferred sales charge assessed during the First Year Deferred Period will exceed 1.85%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments.

(c) The actual fee during the Second Year Deferred Period is $0.02 per Unit per month commencing March 20, 2000 through September 20, 2000. Unit holders who elect to roll their Units into a new Series of the Trust during the Interim Special Redemption Period or Unit holders who sell or redeem their Units on or before February 21, 2000 will not be assessed the deferred sales charge for the Second Year Deferred Period.

(d) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unit
Holders-How are Income and Capital Distributed?"

(e) Investors will bear all or a portion of the costs incurred in organizing the Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

            BAIRD ECONOMIC OUTLOOK GROWTH TRUST, SERIES 1999

                                 FT 297

What is the FT Series?

FT 297 is one of a series of investment companies created by the Sponsor under the name of the FT Series, all of which are generally similar but each of which is separate and is designated by a different series number. The FT Series was previously known as The First Trust Special Situations Trust Series. This Series consists of an underlying separate unit investment trust designated as: Baird Economic Outlook Growth Trust, Series 1999. The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of the Equity Securities, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.

The objective of the Trust is to provide for capital appreciation by investing in the common stocks of companies having, in the Underwriter's opinion on the Initial Date of Deposit, an above-average potential for capital appreciation. The Underwriter believes that low interest rates should continue and a U.S. recession is unlikely. Also, while economic expansion is expected to continue, it may grow at a slower pace than last year. Based on this assessment, the Underwriter's analysts have chosen sectors and stocks that they expect to do well in this environment. The chosen sectors include: auto, banks, business services, chemicals, computer services, diversified industrials, drugs, healthcare services, internet, media, natural gas, oil services, retail, specialty financial and telecommunications. The Underwriter believes that unique circumstances of each sector support a confidence in its continued growth. The circumstances include: consolidation activity; worldwide deregulation; new technologies and services; enhanced efforts in cost containment; robust expansions; and anticipated industry rebounds.

There is, of course, no guarantee that the objective of the Trust will be achieved. See "Schedule of Investments" and "What are the Equity Securities Selected for the Baird Economic Outlook Growth Trust, Series 1999?-Risk Factors" for the Trust.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in the Trust's portfolio. See "Portfolio-What are the Equity Securities Selected for the Baird Economic Outlook Growth Trust, Series 1999?" From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" The original percentage relationship of each Equity Security to the Trust is set forth herein under "Schedule of Investments." Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Equity Securities as close to the evaluation time or as close to the evaluation price as possible. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Equity Securities for the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust as set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of the brokerage fees discussed above and bookkeeping and other administrative services provided to the Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee as set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources, including the Underwriter and dealers of the Trust.

First Trust Advisors L.P., in its capacity as Evaluator, will receive a fee as set forth in the "Summary of Essential Information" for providing evaluation services to the Trust. Such fee is based on the largest aggregate number of Units of the Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units outstanding during the period for which compensation is paid.

The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as indicated in "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units outstanding during the period for which compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of the Trust to the extent funds are available and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Because the above fees are generally calculated based on the largest aggregate number of Units of the Trust outstanding during a calendar year, the per Unit amounts set forth under "Summary of Essential Information" will be higher during any year in which redemptions of Units occur.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by the Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; any offering costs incurred after the earlier of six months after the Initial Date of Deposit or the end of the initial offering period; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit holders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his or her pro rata share of the income derived from each Equity Security when such income is considered to be received by the Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unit holder or are automatically reinvested.

3. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his of her Units) in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by the Trust. Unit holders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period of such capital gain will be determined by the period of time a Unit holder has held his or her Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or financial institution). In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of the Baird Economic Outlook Growth Trust either at the Interim Rollover or the Final Rollover (collectively, the "New Trusts"), will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized. Unit holders should consult their tax advisors regarding the recognition of gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 264A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section

246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisors with respect to the limitations on and possible modifications to the dividends received deduction.

To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unit holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unit holders should consult with their tax advisors regarding the limitations on the deductibility of Trust expenses.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Equity Securities represented by the Unit.

The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of the Trust and Investment in the New Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?," under certain circumstances a Unit holder who owns at least 1,000 Units of the Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. If the Unit holder is deemed to recognize gain or loss on the In-Kind Distribution because cash is received in addition to Equity Securities, the amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisors in this regard.

As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his Units for Units of a New Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisors.

Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified by the Internal Revenue Service that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons. Such persons should consult their tax advisors.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25% of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisors regarding the imposition of U.S. withholding on distributions from the Trust.

It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisors regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless by treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for U.S income tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisors with respect to foreign withholding taxes and foreign tax credits.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trust Eligible for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of U.S. Unit holders with regard to Federal income tax. Unit holders may be subject to state and local taxation and should consult their own tax advisors in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit of the Trust that (a) is (i) for United States Federal income tax purposes a citizen or resident of the United States (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unit holders should consult their tax advisors regarding potential foreign, state or local taxation with respect to the Units, and foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units.

Are Investments in the Trust Eligible for Retirement Plans?

Units of the Trust are eligible for purchase by Individual Retirement Accounts, Roth Individual Retirement Accounts, Education Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The Trust consists of different issues of Equity Securities which are listed on a national securities exchange or The Nasdaq Stock Market or are traded in the over-the-counter market. See "What are the Equity Securities Selected for the Baird Economic Outlook Growth Trust, Series 1999?" for a general description of the companies.

What are the Equity Securities Selected for the Baird Economic Outlook Growth Trust, Series 1999?


AAR Corporation, headquartered in Wood Dale, Illinois, buys, sells and leases aircraft and aircraft equipment; overhauls, repairs and modifies components for commercial and military aircraft; provides aircraft maintenance and terminal services; and makes, installs and repairs specialized aviation products.

ABR Information Services, Inc., headquartered in Palm Harbor, Florida, provides healthcare benefits administration, information and compliance services relating to the continuation of healthcare coverage following changes in employment status and certain other events.



ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



ALLTEL Corporation, headquartered in Little Rock, Arkansas, provides wireline local, long-distance, network access and internet services, wireless communications, wide-area paging service and information processing management services and applications software. The company also publishes telephone directories for affiliates and other independent telephone companies.



Bristol-Meyers Squibb Company, headquartered in New York, New York, produces and distributes pharmaceuticals, consumer medicines, nutritionals, medical devices and beauty care products.



CBS Corporation, headquartered in New York, New York, provides broadcast and cable network television and radio broadcasting to affiliated stations, operates television and radio stations, and produces news, sports and entertainment programming.



Cambridge Technology Partners, Inc., headquartered in Cambridge,
Massachusetts, provides management consulting and systems integration. The company combines management consulting, IT strategy, process innovation and implementation, custom and package software deployment, network services, and training to deliver business solutions for clients.



Compaq Computer Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products and tower PC servers and peripheral products that store and manage data in network environments. The company's products are marketed mainly to business, home, government and education customers.



Dayton Hudson Corporation, headquartered in Minneapolis, Minnesota, operates department stores under the names "Hudson's," "Marshall
Field's" and "Dayton's"; "Target" discount stores; and retail stores under the name "Mervyn's California."



Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company develops and markets therapeutic agents to diagnose and treat central nervous system diseases and disorders. The company also develops its formulated compounds under license arrangements with major pharmaceutical firms and subsequently manufactures the licensees' requirements, in whole or in part.



El Paso Energy Corporation, headquartered in Houston, Texas, operates in the areas of natural gas transmission, energy resources, and international energy project development. The company's natural gas pipeline system consists of El Paso Natural Gas Co. and Tennessee Gas Pipeline Co.



Halliburton Company, headquartered in Dallas, Texas, through subsidiaries, provides services and products for the exploration, development and production segments of the petroleum industry; and provides engineering, construction, project management, facilities operation and maintenance, and environmental services for industrial and governmental customers.



Honeywell Inc., headquartered in Minneapolis, Minnesota, makes sophisticated electronic control systems and components for aircraft and spacecraft; home and building products; and industrial instruments including process instruments, process controllers, recorders, programmers, programmable controllers, transmitters and other field instrumentation.



Keane, Inc., headquartered in Boston, Massachusetts, provides software consulting, development, integration, management and technical support services to corporations, government agencies and healthcare facilities.



MBNA Corporation, headquartered in Wilmington, Delaware, issues premium and standard MasterCard or Visa bank credit cards marketed mainly through endorsements of membership associations and financial institutions. The company also makes other consumer loans and offers deposit products.



Marshall & Ilsley Corporation, headquartered in Milwaukee, Wisconsin, conducts a general commercial banking business through offices in Wisconsin and Arizona; and provides personal property lease financing, data processing services, software sales, mortgage banking, investment management and advisory services, trust services and brokerage services.

MediaOne Group, Inc., headquartered in Englewood, Colorado, is one of the largest broadband communications companies, bringing the power of broadband and the Internet to more than 7 million customers in the United States, Europe and Asia. It also has interests in wireless communications businesses outside the United States, serving more than 3 million customers.



Metro Information Services, Inc., headquartered in Virginia Beach, Virginia, provides information technology consultants on a contract basis to organizations with complex information technology operations through offices in the United States and Puerto Rico.




Monsanto Company, headquartered in St. Louis, Missouri, with subsidiaries, makes and sells a diversified line of agricultural products, nutrition and consumer products, pharmaceuticals and other products.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides communications services to interexchange carriers and other communications entities, businesses and consumers.



Res-Care, Inc., headquartered in Louisville, Kentucky, provides residential, training and support services for persons with special needs, including persons with developmental and other disabilities and at-risk and troubled youths.



Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.



Snap-on Incorporated, headquartered in Kenosha, Wisconsin, through subsidiaries, makes and markets hand tools, power tools, tool storage products and diagnostic and shop equipment mainly for use by professional technicians in the automotive and other industries.



SouthTrust Corporation, headquartered in Birmingham, Alabama, conducts a general banking business through offices in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee; and provides computer services, mobile home finance servicing, trust services, credit life insurance, insurance agency operations, investment services, mortgage banking and leasing.



Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, provides a wide array of information technology outsourcing services, including information technology support services and information technology development services and solutions, to large corporations and leading hardware and software companies.



Time Warner Inc., headquartered in New York, New York, publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operate retail stores; owns and administers music copyrights; and operates cable TV systems.



Tower Automotive, Inc., headquartered in Minneapolis, Minnesota, designs and produces high-quality, engineered metal stampings and assemblies used by original equipment manufacturers in the North American automotive industry including Chrysler, Ford, General Motors, Honda, Mazda, Nissan and Toyota.


The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

Risk Factors. An investment in Units of the Trust should be made with an understanding of the problems and risks such an investment may entail. The Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture together with cash held in the Income and Capital accounts. Neither the Sponsor, the Trustee nor the Underwriter shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Due to the short duration of the Trust there is no assurance that the Trust's objective will be achieved or that the Trust will provide for capital appreciation in excess of the Trust's expenses. Although the portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Certain of the Equity Securities in the Trust are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Equity Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States of America and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should note that because the Underwriter uses the list of Equity Securities which comprises the portfolio in its independent capacity as an investment advisor to individuals, mutual funds, employee benefit plans and other institutions and persons and distributes this information to various individuals and entities, the Underwriter may recommend or effect from time to time the purchase or sale of one or more of the Equity Securities. This may have an effect on the prices of the Equity Securities which is adverse to the interests of the purchasers of Units of the Trust. Additionally, this may have an impact on the price paid by the Trust for the Equity Securities as well as the price received upon redemption of the Units or upon the termination of the Trust. Investors should also note that Equity Securities will not be removed from the Trust and additional Units of the Trust may be created even if the Underwriter no longer believes certain or all of the Equity Securities have the potential to provide capital appreciation and increasing dividend income over the life of the Trust or issues a sell recommendation regarding any of the Equity Securities included in the Trust.

The Underwriter has acquired or may acquire the Equity Securities for the Sponsor and thereby may benefit. The Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. The Underwriter also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Equity Securities.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the value at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the initial offering period of Units of the Trust and during either the Interim or Final Special Redemption and Liquidation Period) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a Failed Contract Obligation and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trust will pay the associated brokerage fees.

The Trust consists of the Equity Securities listed under "Schedule of Investments" (or contracts to purchase such Equity Securities) as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Equity Securities or cash in connection with the issuance of additional Units).

Investors should also consider the fact that as a unit investment trust, the Trust differs from a mutual fund in that in most cases a mutual fund has a portfolio manager whose responsibility it is to decide on asset allocations (as between cash, equity securities and debt securities), whether to purchase, sell or hold existing securities in the portfolio, as well as how to resolve other investment questions. By contrast, once all of the Equity Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.
The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trust or the issuers of the Equity Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale price of listed Equity Securities and the ask price of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.25% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.325 per Unit, divided by the number of Units of the Trust outstanding. Commencing on March 19, 1999, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through July 20, 1999 (the "First Year Deferred Period"), a deferred sales charge of $.037 per Unit per month will also be assessed. In addition, Unit holders of record on February 21, 2000 will also be assessed a deferred sales charge of $0.02 per Unit per month commencing March 20, 2000, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through September 20, 2000 (the "Second Year Deferred Period"). Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. Unit holders who elect to roll the proceeds of their Units into a new Series of the Trust during the Interim Special Redemption Period (as described under "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust") or Unit holders who sell or redeem their Units on or before February 21, 2000 will not be assessed the deferred sales charge for the Second Year Deferred Period; however, Units sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the First Year Deferred Period has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. In addition, Units held subsequent to February 21, 2000 which are sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Second Year Deferred Period has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. The deferred sales charge assessed during both the First Year Deferred Period and the Second Year Deferred Period will be paid from funds in the Income and/or Capital Accounts of the Trust, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge which may be assessed to Unit holders of the Trust on a per Unit basis is 4.25% of the Public Offering Price (equivalent to a maximum of 4.293% of the net amount invested, exclusive of the deferred sales charge). In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust, including the costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The organizational and offering costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.


During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in the Trust, (generally determined by the closing sale price of listed Equity Securities and the ask price of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, estimated organizational and offering costs, divided by the number of Units of the Trust outstanding and reduced by the applicable amount of deferred sales charge not yet paid. During the secondary market, the Sponsor's Repurchase Price is also based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of the over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust, divided by the number of outstanding Units of the Trust.

The minimum amount which an investor may purchase of the Trust is $1,000 ($250 for Individual Retirement Accounts). The applicable sales charge for both primary and secondary market sales is reduced by a discount as indicated below for volume purchases as a percentage of Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                                    Maximum             Net Dealers
Number of Units*                                Discount            Sales Charge        Concession
_______________                                 __________          ____________        __________
5,000 but less than 10,000                      0.25%               4.00%               2.95%
10,000 but less than 25,000                     0.50%               3.75%               2.70%
25,000 but less than 50,000                     0.75%               3.50%               2.45%
50,000 but less than 100,000                    1.00%               3.25%               2.20%
100,000 or more                                 1.65%               2.60%               1.70%

*The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from the Underwriter or any dealer, bank or other selling agent. Additionally, Units of the Trust purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the Underwriter, broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. Unit holders of Baird Economic Outlook Growth Trust, Series 1998 who elected to become Rollover Unit holders into Baird Economic Outlook Growth Trust, Series 1999 are entitled to purchase Units of the Trust subject only to the maximum deferred sales charge on such Units, as set forth above. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the companies represented in the Trust's portfolio, the Sponsor, Underwriter, broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor will be able to purchase Units of the Trust at the Public Offering Price, less the applicable broker/dealer concession during the initial offering period.



Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents (see "Public Offering--How are Units Distributed?") for purchases by investors who purchase Units through registered investment advisors, certified financial planners or registered broker/dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange or market, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.



The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "Rights of Unit Holders-How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.


After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become an owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period may be resold at the then current Public Offering Price.

Upon the completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market Public Offering Price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales will be made to dealers and other selling agents at prices which represent a concession or agency commission of 1.9% of the Public Offering Price for primary and secondary market sales. Brokers, dealers and other selling agents will receive a concession or agency commission of 1.0% of the Public Offering Price per Unit on purchases by Rollover Unit holders and will receive an additional concession or agency commission of $.09 per Unit on Units held in the Trust subsequent to February 21, 2000. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

What are the Sponsor's and Underwriter's Profits?


The Underwriter of the Trust will receive a gross sales commission equal to 4.25% of the Public Offering Price of the Units (equivalent to 4.293% of the net amount invested, exclusive of the deferred sales charge) less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" See "Underwriting" for information regarding the receipt of the excess gross sales commissions by the Sponsor from the Underwriter and additional concessions available to the Underwriter, dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See "Underwriting" and Note (2) of "Schedule of Investments" for the Trust. During the initial offering period, the Sponsor, Underwriter, dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the applicable Date of Deposit in the Public Offering Price received by the Sponsor, Underwriter, dealers and other selling agents upon the sale of Units.


In maintaining a market for the Units, the Sponsor and Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.25%) or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor or Underwriter.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to, and the Underwriter may, maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus cash and receivables (including dividends declared but not paid), if any, in the Income and Capital Accounts of the Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Subject to the limitations set forth under "Rights of Unit Holders-How May Units be Redeemed?", Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated (book entry) form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated (book entry) Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must follow procedures established by the Trustee, including furnishing indemnity satisfactory to the Trustee and paying such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the Equity Securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he or she elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of the Trust, less expenses of the Trust.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g.
return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his or her Units, other than the final liquidating distribution in connection with the termination of the Trust, automatically reinvested in additional Units of the Trust. Each person who purchases Units of the Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of his or her election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?


A Unit holder may redeem all or a portion of his or her Units by tendering to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units assessed during the First Year Deferred Period has been collected will be assessed the amount of such remaining deferred sales charge at the time of redemption. In addition, Units held subsequent to February 21, 2000 which are sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Second Year Deferred Period has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. However, Unit holders either electing to become Interim Rollover Unit Holders or who sell or redeem their Units on or before February 21, 2000 will not be assessed the deferred sales charge for the Second Year Deferred Period.


Any Unit holder tendering 1,000 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, In-Kind Distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity
Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of the over-the-counter traded Equity Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption, subject to the limitations set forth above. Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information."

The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices (during the initial offering period) or at the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Equity Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Equity Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

The Sponsor intends to create a new Series of the Trust (the "New Trust") approximately one year after the Initial Date of Deposit of the Trust and also in conjunction with the termination of the Trust (approximately two years after the Initial Date of Deposit). Unit holders will have the option to roll the proceeds of their Units into a New Trust after either one year (the "Interim Rollover") or two years (the "Final Rollover"). Unit holders electing to roll their proceeds into a New Trust during the Interim Rollover shall be referred to as "Interim Rollover Unit holders" while Unit holders electing to roll their proceeds into a New Trust at termination shall be referred to as "Final Rollover Unit holders." Collectively both the Interim and Final Rollover Unit holders shall be referred to as "Rollover Unit holders." To elect a Rollover Option, Unit holders must affirmatively notify the Trustee in writing that he or she desires to roll over his or her Units by the applicable Rollover Notification Date specified in the "Summary of Essential Information."

All Units of Rollover Unit holders will be redeemed In-Kind during either the Interim Special Redemption and Liquidation Period or the Final Special Redemption and Liquidation Period, depending on the election of the Rollover Unit holder, and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the applicable Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information"), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will engage the Sponsor, as its agent, or other brokers, to sell the distributed Equity Securities. The Sponsor will attempt to sell the Equity Securities as quickly as is practicable during the applicable Special Redemption and Liquidation Period, subject to the Sponsor's sensitivity to the fact that the concentrated sale of large volumes of Equity Securities may affect market prices in a manner adverse to the interests of investors. The Sponsor does not anticipate that the period will be longer than ten business days, and it could be as short as one day, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

The Rollover Unit holders' proceeds will be invested in a new series of the Trust (the "2000 Trust" or the "2001 Trust"), if then registered in the Unit holder's state and being offered, the portfolio of which will contain the new Equity Securities selected by the Underwriter as of the day prior to the Initial Date of Deposit of the New Trust. The proceeds of redemption will be used to buy New Trust Units once all the proceeds become available at the Public Offering Price of the New Trust, including the applicable sales charge per Unit (which for Rollover Unit Holders is currently expected to be 3.25% of the Public Offering Price per Unit of a New Trust); accordingly, proceeds may be uninvested for up to several days.

The Sponsor intends to create the New Trust Units as quickly as possible after the commencement of the applicable Special Redemption and Liquidation Period, dependent upon the availability and reasonably favorable prices of the Equity Securities included in the New Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the New Trust Units. There can be no assurance, however, as to the exact timing of the creation of the New Trust Units or the aggregate number of the New Trust Units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new Units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the applicable Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in New Trust Units will be distributed at the end of the applicable Special Redemption and Liquidation Period. However, since the Sponsor can create Units, the Sponsor anticipates that sufficient Units can be created, although moneys in a New Trust may not be fully invested on the next business day.

Any Rollover Unit holder may thus be redeemed out of the Trust and become a holder of an entirely different trust with a different portfolio of equity securities. The Rollover Unit holders' Units will be redeemed In-Kind and the distributed Equity Securities shall be sold during the applicable Special Redemption and Liquidation Period. In accordance with the Rollover Unit holders' offer to purchase the New Trust Units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the New Trust, at the Public Offering Price, including the applicable sales charge per Unit (which is currently expected to be 3.25% of the Public Offering Price per Unit for each New Trust).

This process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolio selected by the Underwriter is chosen on the basis of potential for capital appreciation only for a limited time, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a New Trust will be available for each New Trust and each subsequent series of the Trust, approximately one year and two years after that Series' creation.

The Sponsor believes that the gradual redemption, liquidation and investment in the Trust will help mitigate any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Equity Securities in the Trust in a short, publicized period of time. The above procedures may, however, be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Rollover Unit holders could then receive a less favorable average Unit price than if they bought all of their Units of a New Trust on any given day of the applicable Special Redemption Period.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent New Trusts, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and

Liquidation will be an amount of cash attributable to the distribution of dividend income; accordingly, Rollover Unit holders also will not have cash distributed to pay any taxes. See "What is the Federal Tax Status of Unit Holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a time period as it can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated by either the Interim or Final Rollover Notification Date ("Remaining Unit holders") will continue to hold Units of the Trust as described in this prospectus until the Trust is terminated or until the Mandatory Termination Date listed in the "Summary of Essential Information," whichever occurs first. These Remaining Unit holders will not realize capital gains or losses due to a Special Redemption and Liquidation, and will not be charged any additional sales charge except as provided under "Public Offering." If a large percentage of Unit holders become Rollover Unit holders, the aggregate size of the Trust will be sharply reduced. As a consequence, expenses, if any, in excess of the amount to be borne by the Trustee would constitute a higher percentage amount per Unit than prior to the Special Redemption, Liquidation and Investment in the New Trust. The Trust might also be reduced below the Discretionary Liquidation Amount listed in the "Summary of Essential Information" because of the lesser number of Units in the Trust, and possibly also due to a value reduction, however temporary, in Units caused by the Sponsor's sales of Equity Securities; if so, the Sponsor could then choose to liquidate the Trust without the consent of the remaining Unit holders. See "Other Information-How May the Indenture be Amended or Terminated?" The Equity Securities remaining in the Trust after the Final Special Redemption and Liquidation Period will be sold by the Sponsor as quickly as possible without, in its judgment, materially adversely affecting the market price of the Equity Securities.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trust, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before the Special Redemption and Liquidation Period would have commenced. All Unit holders will then be Remaining Unit holders, with rights to ordinary redemption as stated above. See "Rights of Unit Holders-How May Units be Redeemed?" The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trust. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the applicable Rollover Notification Date specified in the "Summary of Essential Information."

How May Units be Purchased by the Sponsor or Underwriter?

The Trustee shall notify the Sponsor and Underwriter of any tender of Units for redemption. If the Sponsor's or the Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, the Sponsor or the Underwriter may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor or the Underwriter may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor or the Underwriter does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor or the Underwriter will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor or the Underwriter.

How May Equity Securities be Removed from the Trust?

The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payment of dividends, that the credit standing of the issuer has deteriorated such that it impairs the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by the Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker-dealers to execute the Trust's portfolio transactions.

      INFORMATION AS TO UNDERWRITER, SPONSOR, TRUSTEE AND EVALUATOR

Who is the Underwriter?

Robert W. Baird & Co. Incorporated, headquartered in Milwaukee,
Wisconsin, is one of the oldest and largest regional investment banking firms in the United States. Baird serves the investment community as broker, asset manager, equity research specialist, investment banker and public finance specialist. The firm has 76 offices in 14 states.

Baird is part of the Northwestern Mutual Life Insurance Company family of companies. It is a member of the New York Stock Exchange and other principal exchanges, the National Association of Securities Dealers, Inc. and Securities Investors Protection Corporation.

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $20 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in the Trust during the initial offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units by the Underwriter, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge and the transaction fees paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" The Special Redemption and Liquidation of the Trust could cause the Trust to be reduced below the Discretionary Liquidation Amount and the Trust could therefore be terminated at that time, before the Mandatory Termination Date.

Commencing during the period beginning nine business days prior to and no later than the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of the Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 1,000 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing a distribution of shares of Equity Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              UNDERWRITING

The Underwriter below has purchased Units in the following amount:

                                                                                                Number
Name                                       Address                                              of Units
____                                       _________                                            ________
Robert W. Baird & Co. Incorporated         Firstar Center, 777 East Wisconsin Avenue,
                                           Milwaukee, WI 53202                                  15,000
                                                                                                ======

On the Initial Date of Deposit, the Underwriter of the Trust became the owner of the Units of the Trust and entitled to the benefits thereof, as well as the risks inherent therein.


The Underwriter Agreement provides that a public offering of the Units of the Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and others during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Public Offering-How are Units Distributed?" The Sponsor will receive from the Underwriter a sales concession of $.075 per Unit and an additional $.03 per Unit for Units remaining in the Trust on February 21, 2000.


From time to time the Sponsor may implement programs under which the Underwriter and dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of the Underwriter or a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to the Underwriter or qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the returns on the Trust and returns over specified periods on other similar trust sponsored by Nike Securities L.P. with returns on investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. The Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in the Trust's portfolio, so there may be a gain or loss when Units are sold.

The Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 297


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 297, comprised of Baird Economic Outlook Growth Trust, Series 1999 as of the opening of business on January 4, 1999. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on January 4, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 297, comprised of Baird Economic Outlook Growth Trust, Series 1999 at the opening of business on January 4, 1999 in conformity with generally accepted accounting principles.




                                      ERNST & YOUNG LLP


Chicago, Illinois
January 4, 1999

                                                  Statement of Net Assets

                         BAIRD ECONOMIC OUTLOOK GROWTH TRUST, SERIES 1999
                                                                   FT 297
At the Opening of Business on the Initial Date of Deposit-January 4, 1999



                                                         NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)                                   $148,500
Less accrued organizational and offering costs (3)                                                              (210)
Less liability for deferred sales charge (4)                                                                  (2,775)
                                                                                                            _________
Net assets                                                                                                  $145,515
                                                                                                            =========
Units outstanding                                                                                             15,000

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                       $150,000
Less sales charge (5)                                                                                         (4,275)
Less estimated organizational and offering costs (3)                                                            (210)
                                                                                                            _________
Net assets                                                                                                  $145,515
                                                                                                            =========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral covering the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) A portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $.0140 per Unit, based upon the expected number of Units of the Trust to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units of the Trust is larger or smaller than the estimate, the actual distribution per Unit may differ from that set forth above.

(4) Represents the amount of mandatory distributions from the Trust ($.185 per Unit), payable to the Sponsor in five equal monthly installments of $.037 per Unit beginning on March 19, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through July 20, 1999 (the "First Year Deferred Period"). If Units are redeemed prior to July 20, 1999, the remaining amount of the deferred sales charge applicable to such Units for the First Year Deferred Period will be payable at the time of redemption. Additionally, the Trust (and therefore Unit holders) will pay an additional deferred sales charge of $0.14 per Unit in seven equal monthly installments of $0.02 per Unit beginning on March 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2000 (the Second Year Deferred Period), which will be assessed on Units outstanding subsequent to February 21, 2000. If Units are redeemed subsequent to February 21, 2000 and prior to September 20, 2000, the remaining amount of the deferred sales charge applicable to such Units for the Second Year Deferred Period will be payable at the time of redemption. Units that are redeemed on or before February 21, 2000 will not be assessed the deferred sales charge for the Second Year Deferred Period.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 2.85% of the Public Offering Price representing the initial sales charge and the deferred sales charge for the First Year Deferred Period (equivalent to 2.879% of the net amount invested, exclusive of the deferred sales charge) assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

Page 34
                                                  Schedule of Investments

                         BAIRD ECONOMIC OUTLOOK GROWTH TRUST, SERIES 1999
                                                                   FT 297
At the Opening of Business on the Initial Date of Deposit-January 4, 1999



                                                                                              Market          Cost of
Number                                                                      Percentage of     Value           Equity
of          Ticker Symbol and                                               Aggregate         per             Securities to
Shares      Name of Issuer of Equity Securities (1)                         Offering Price    Share           the Trust (2)
______      _______________________________________                         ______________    _______         ______________
230         AIR       AAR Corporation                                       3.70%             $ 23.875        $  5,491
280         ABRX      ABR Information Services, Inc.                        3.70%               19.625           5,495
158         ADCT      ADC Telecommunications, Inc.                          3.70%               34.750           5,491
 92         AT        ALLTEL Corporation                                    3.71%               59.813           5,503
 41         BMY       Bristol-Meyers Squibb Company                         3.69%              133.813           5,486
168         CBS       CBS Corporation                                       3.71%               32.750           5,502
249         CATP      Cambridge Technology Partners, Inc.                   3.71%               22.125           5,509
131         CPQ       Compaq Computer Corporation                           3.70%               41.938           5,494
101         DH        Dayton Hudson Corporation                             3.69%               54.250           5,479
 79         ELN       Elan Corporation Plc (ADR)                            3.70%               69.563           5,495
158         EPG       El Paso Energy Corporation                            3.70%               34.813           5,501
186         HAL       Halliburton Company                                   3.71%               29.625           5,510
 73         HON       Honeywell Inc.                                        3.70%               75.313           5,498
138         KEA       Keane, Inc.                                           3.71%               39.938           5,511
221         KRB       MBNA Corporation                                      3.71%               24.938           5,511
 94         MRIS      Marshall & Ilsley Corporation                         3.70%               58.438           5,493
117         UMG       MediaOne Group, Inc.                                  3.70%               47.000           5,499
183         MISI      Metro Information Services, Inc.                      3.70%               30.000           5,490
116         MTC       Monsanto Company                                      3.71%               47.500           5,510
110         QWST      Qwest Communications International Inc.               3.70%               50.000           5,500
223         RSCR      Res-Care, Inc.                                        3.71%               24.688           5,505
123         RHI       Robert Half International Inc.                        3.70%               44.688           5,497
158         SNA       Snap-on Incorporated                                  3.70%               34.813           5,501
149         SOTR      SouthTrust Corporation                                3.71%               36.938           5,504
180         SYKE      Sykes Enterprises, Incorporated                       3.70%               30.500           5,490
 89         TWX       Time Warner Inc.                                      3.72%               62.063           5,524
221         TWR       Tower Automotive, Inc.                                3.71%               24.938           5,511
                                                                          ________                            ________
                             Total Investments                               100%                             $148,500
                                                                          ========                            ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 4, 1999. The Trust has a mandatory termination date of January 2, 2001.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit, was $148,500. Cost and loss to Sponsor relating to the purchase of the Equity Securities sold to the Trust were $149,688 and $1,188, respectively.

Page 35

CONTENTS:

Summary of Essential Information:
   Baird Economic Outlook Growth Trust, Series 1999       4
FT 297:
    What is the FT Series?                                6
    What are the Expenses and Charges?                    7
    What is the Federal Tax Status of Unit Holders?       8
    Are Investments in the Trust Eligible for
        Retirement Plans?                                12
Portfolio:
    What are the Equity Securities?                      12
    What are the Equity Securities Selected for the
        Baird Economic Outlook Growth Trust, Series      12
1999?
    Risk Factors                                         14
    What are Some Additional Considerations for
        Investors?                                       17
Public Offering:
    How is the Public Offering Price Determined?         18
    How are Units Distributed?                           20
    What are the Sponsor's and Underwriter's Profits?    21
    Will There be a Secondary Market?                    21
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 22
    How are Income and Capital Distributed?              22
    What Reports will Unit Holders Receive?              23
    How May Units be Redeemed?                           23
    Special Redemption, Liquidation and
        Investment in a New Trust                        25
    How May Units be Purchased by the
        Sponsor or Underwriter?
                                                         27
    How May Equity Securities be Removed from the Trust? 27
Information as to Underwriter, Sponsor, Trustee
  and Evaluator:
    Who is the Underwriter?                              28
    Who is the Sponsor?                                  28
    Who is the Trustee?                                  29
    Limitations on Liabilities of Sponsor and Trustee    29
    Who is the Evaluator?                                30
Other Information:
    How May the Indenture be Amended or Terminated?      30
    Legal Opinions                                       31
    Experts                                              31
Underwriting                                             31
Report of Independent Auditors                           33
Statement of Net Assets                                  34
Notes to Statement of Net Assets                         34
Schedule of Investments                                  35

When Units of the Trust are no longer available, or for investors who will reinvest into subsequent series of the Trust, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                                 BAIRD/

            BAIRD ECONOMIC OUTLOOK GROWTH TRUST, SERIES 1999

                          Robert W. Baird & Co.
                              Incorporated
                        777 East Wisconsin Avenue
                           Milwaukee, WI 53202

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132


                             January 4, 1999


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 36


                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits




                               S-1
                           SIGNATURES

     The Registrant, FT 297, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust,
Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 297, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 4, 1999.

                              FT 297

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   January 4, 1999
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.






       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated January 4, 1999 in Amendment No. 5 to the Registration Statement (Form S-6) (File
No. 333-64117) and related Prospectus of FT 297.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 4, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.






                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 297 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).




                               S-6